December 2, 2024

Roland T. Kelly
Chief Legal Officer and General Counsel
Velocity Financial, Inc.
2945 Townsgate Road, Suite 110
Westlake Village, CA 91361

       Re: Velocity Financial, Inc.
           Registration Statement on Form S-3
           Filed November 27, 2024
           File No. 333-283513
Dear Roland T. Kelly:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance